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Exhibit (a)(14)

3061 Industry Drive Lancaster, PA 17603 (717) 397-2777
February 25, 2011

Dear Stockholder:

        On behalf of the Board of Directors of Herley Industries, Inc. (the "Company"), I am pleased to inform you that on February 7, 2011, the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Parent"), and Lanza Acquisition Co., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer on February 25, 2011 (the "Offer") to purchase all of the outstanding shares of the Company's common stock for $19.00 per share in cash, without interest thereon and subject to required tax withholdings. Following the completion of the tender offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger.

        After careful consideration, the Company's Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of the stockholders of the Company, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Company's Board of Directors unanimously recommends that the Company's stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement.

        In arriving at its recommendations, the Company's Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of the Merger Sub's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to the Merger Sub in the Offer.

        Please read the enclosed materials carefully. You should act promptly, as the tender offer is scheduled to expire at 12:00 midnight, New York City time, on March 24, 2011, unless it is extended or earlier terminated.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

Sincerely,
John A. Thonet John A. Thonet Chairman

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  Exhibit (a)(14)